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                CORPORATE PROPERTY ASSOCIATES INTERNATIONAL INC.
                              50 ROCKEFELLER PLAZA
                            NEW YORK, NEW YORK 10020
                                 (212) 492-1100



                                                                   June 20, 2006





VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Corporate Property Associates International Inc. - Form RW - Application
for Withdrawal of Registration Statement (File No. 333-107419)

Ladies and Gentlemen:

Corporate Property Associates International Inc., a Maryland corporation (the "Registrant"), hereby applies, pursuant to Rule 477(a) of the Securities Act of 1933, as amended, to withdraw its Registration Statement on Form S-11 (Registration No. 333-107419), together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on July 28, 2003, and was amended on September 10 and October 3, 2005.

The Company is seeking to withdraw the Registration Statement because it has determined not to proceed with the offering of the securities registered pursuant to the Registration Statement. None of the securities registered pursuant to the Registration Statement have been sold and no investor's funds were collected or escrowed.

Accordingly, the Company hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

Kindly forward a copy of the order consenting to withdrawal of the Registration Statement to the undersigned. If you have questions regarding the foregoing application for withdrawal, please call Kathleen L. Werner at Clifford Chance US LLP, outside counsel to the Registrant, at (212) 878-8526.

Sincerely,

CORPORATE PROPERTY ASSOCIATES INTERNATIONAL INC.



By: /s/ Gordon F. DuGan
   ------------------------------
   Name:Gordon F. DuGan
   Title:Vice Chairman and Co-Chief Executive Officer